15049095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32650

SEC Mail Processing Section RECEIVED MAR 13 2015 Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Holloway & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Mill Place, Suite 101
(No. and Street)

Easton (City) MD (State) 21601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice F. Wallace, CPA 410-822-9306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maurice F. Wallace, CPA
(Name – *if individual, state last, first, middle name*)

111 N. West Street, Suite D (Address) Easton (City) MD (State) 21601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. David Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holloway & Associates, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

my commission expires 4-9-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Maurice F. Wallace, CPA

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

F.David Holloway, President
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Holloway & Associates, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity, the computation of net capital requirement and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 1, the accompanying financial statements, including the net capital computation, were prepared as required by the Securities and Exchange Commission.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holloway & Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maurice F. Wallace CPA

Easton, Maryland
February 2, 2015

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Holloway & Associates, Inc. [13]

SEC FILE NO.: 8-32650 [14]

FIRM I.D. NO.: 10349 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

One Mill Place, Suite 101 [20]
(No. and Street)

Easton [21] MD [22] 21601 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/14 [24]

AND ENDING (MM/DD/YY): 12/31/14 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

Maurice F. Wallace, CPA [30] 410-822-9306 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of February 2015
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Maurice F. Wallace, CPA [70]

ADDRESS

111 N. West Street, Suite D [71]	Easton [72]	MD [73]	21601 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Acccuntant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/14 | 99
SEC FILE NO. 8-32650 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 22,616	200			$ 22,616	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers	3,728	355	17,050	600	20,778	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets	1,708	535		735	1,708	930
12. TOTAL ASSETS	$ 28,052	540	$ 17,050	740	$ 45,102	940

OMIT PENNIES

See Accompanying Notes & Auditors' Report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Holloway & Associates, Inc. as of 12/31/14

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	5,767 [1205]	[1385]	5,767 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 5,767 [1230]	$ [1450]	$ 5,767 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock ...1,000 Authorized, Issued & Outstanding		1,000 [1792]
C. Additional paid-in capital		8,318 [1793]
D. Retained earnings		30,017 [1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ([1796]
24. TOTAL OWNERSHIP EQUITY		$ 39,335 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 45,102 [1810]

OMIT PENNIES

See Accompanying Notes and Auditors' Report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Holloway & Associates, Inc. as of 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	39,335	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				39,335	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	39,335	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 17,050	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(17,050)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	22,285	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	22,285	3750

30

OMIT PENNIES

See Accompanying Notes and Auditors' Report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Holloway & Associates, Inc. as of 12/31/14

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$	384	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	17,285	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$	16,285	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	5,767	3790
17. Add:					
A. Drafts for immediate credit 21	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	5,767	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	25.88	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Accompanying Notes and Auditor's Report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Holloway & Associates, Inc.

For the period (MMDDYY) from 24 010114 [3932] to 123114 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		7,981	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		462,577	3995
9. Total revenue		$ 470,558	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		246,242	4120
11. Other employee compensation and benefits		30,030	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		183,735	4100
16. Total expenses		$ 460,007	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 10,551	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 10,551	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 14,030	4211

See Accompanying Notes and Auditors' Report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

For the period (MMDDYY) from 010114 to 123114

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 28,784	4240
A. Net income (loss)			10,551	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 39,335	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See Accompanying Notes and Auditors' Report

Holloway & Associates, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Operating	10,551	
(Increase) Accounts Receivable	(3,423)	
(Increase) in Prepaid Expense	(1,708)	
(Decrease) in Accounts Payable	(2,064)	
Net Cash Flow from Operating Activities		3,356
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		-
Net Change in Cash		3,356
Beginning Cash		19,260
Ending Cash		22,616

See Accompanying Notes and Auditors' Report

NOTE 1. FORM OF PRESENTATION

These financial statements are presented as the Annual Audited Report Form X-17A-5, Part IIA, as required by the Securities and Exchange Commission. This information is required of brokers and dealers. Holloway & Associates, Inc. holds membership in the Financial Industry Regulatory Authority (FINRA), and, as such, is also required to file an annual report with that authority.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

Income Taxes

The Company has elected to have its income taxed under Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Therefore, a provision or liability for federal or state income taxes is not included in these financial statements. In addition, deferred income taxes have not been calculated.

Minimum Net Capital Requirement

Effective July 1, 1994, the Company must maintain minimum net capital of $5,000.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Management

The Company invests its working cash balances in interest bearing accounts whenever possible. Cash accounts are adequately covered by FDIC insurance at the end of the calendar year.

Risk Management

The Company carries commercial general, property, employee, and liability insurance coverage. Insurance needs and coverage are reviewed periodically.

NOTE 3. LEASE AGREEMENTS

The Company leases office space under a month to month operating lease. Office rental expense was $16,236 for the year ended December 31, 2014.

The minimum payment obligation under this lease for the next year is as follows:

2015	$ 16,236
TOTAL	$ 16,236

NOTE 4. RECEIVABLES

Receivables at December 31, 2014 consisted of:

Commissions and Trails Receivable	$ 20,778

NOTE 5. RELATED PARTIES

The 100% shareholder of the Company also operates an insurance business as a sole proprietorship. The Company and the sole proprietorship share auto and other expenses. Allocations for shared office expenses have been made between the Company and the sole proprietorship.

NOTE 6. 401(K) PROFIT SHARING PLAN

Holloway & Associates, Inc. adopted a 401(k) Profit Sharing Plan effective 1/1/2010. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are twenty-one or older. It is subject to the provisions of the Employee Retiremend Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may elect to have compensation deferred by the maximum of pretax annual compensation as defined law (i.e., Code Sections 402(g) and 415). Participants may also make a separate election to defer up to 90% of any bonus. Participants are also eligible to make Catch-Up Contributions which will be taken into account in applying any matching contribution under the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company will make a Safe Harbor Non-elective Contribution to the account of each "eligible Participant' in an amount equal to 3% (may not be less than 3%) of the Employee's Compensation for the Plan Year.

Participant Accounts

Each participant's account is credited with the participant's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions are vested based on a Participant's Years of Service, specifically the 6 year graded vesting schedule, 0% vested for years 0-1, 20% vested for 2 years, 40% vested for 3 years, 60% vested for 4 years, 80% vested for 5 years and 100% vested for 6 years and over.

Participant Loans

Participants are not eligible to borrow from the fund accounts.

NOTE 6. 401(K) PROFIT SHARING PLAN – CONTINUED

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal installments. For termination of service due to other reasons, a participant may receive distributions as soon as administratively feasible following termination of employment not to exceed the vested interest in his or her account.

Profit Sharing Plan expense for the year ended December 31, 2014 was $37,244.48.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Holloway & Associates, Inc. as of 12/31/14

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
  A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
  B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
  C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
  Name of clearing firm 30 4335 4570
  D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SUPPLEMENTAL SCHEDULE I

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2014

Net Capital Per Unaudited Focus Report as of 12/31/14	$22,285
Net Capital Per Audited Focus Report as of 12/31/14	$22,285

See Accompanying Notes and Auditors' Report

SUPPLEMENTAL SCHEDULE II

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENT
OF CHANGES IN OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2014

Total Ownership Equity Per Unaudited Focus Report as of 12/31/14	$39,335
Total Owners Equity Per Audited Focus Report as 12/31/14	$39,335

See Accompanying Notes and Auditors' Report

Maurice F. Wallace, CPA

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing myaudit of the financial statements of Holloway & Associates, Inc. for the year ended December 31, 2014, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Holloway & Associates, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g): (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under section 8 of Regulations T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Maurice F. Wallace CPA

Easton, Maryland
February 2, 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x________________ 12/18/2014
Authorized Signature/Title Date

SIPC-3 2015

8-

8-032650 FINRA DEC 11/5/1984
HOLLOWAY & ASSOCIATES INC
ONE MILL PLACE STE 101
EASTON, MD 21601

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Supplemental Schedule Required By Rule 17a-5
As of and for the Fiscal Year Ended December 31, 2014

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers do not have accounts with the Company that require the custody of securities. The firm is not and introducing firm. The Company is therefore exempt by Rule 15c3-3 (k) (2) (i).

Statement of Changes in Liabilities Subordinated to the Claims of general Creditors

Balances of such claims as of January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

The Notes are an integral part of these financial statements

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that BrokerBank Securities has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. BrokerBank Securities , Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). BrokerBank Securities past business has been of similar nature and has complied to this exemption since its inception, (date).. May, 2004

Philip Wright (Name), the president of BrokerBank Securitieshas made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Philip Wright (Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected BrokerBank Securities compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.
952-960-4893

Very truly yours,

BrokerBank Securities

(Name) Philip Wright
President